SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF
EMPLOYEE STOCK REPURCHASE, SAVINGS
AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2006.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ________ to ____________

Commission file number: 0-13153

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Habersham Bancorp 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Habersham Bancorp
Highway 441 N.
P.O. Box 1980
Cornelia, Georgia 30531

Financial Statements

(a)	Financial Statements

Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the year ended December 31, 2006.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Habersham Bancorp 401(k) Plan

By: Senior Vice President

By:
		Name:	s/s Karen Ward
		Title:	Senior Vice President

Dated:	June 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Habersham Bancorp 401(k) Plan
Cornelia, Georgia

We have audited the accompanying statements of net assets available for benefits of the Habersham Bancorp 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006 and the supplemental schedule as of December 31, 2006. These financial statements and supplemental schedule are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Habersham Bancorp 401(k) Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s administrator. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Porter Keadle Moore, LLP

Atlanta, Georgia
June 27, 2007

HABERSHAM BANCORP 401(K) PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

Assets:	2006	2005
Cash	$57,242	5,037
Accounts receivable for rollover contribution	-	5,734
Investments:
Money market accounts	753,313	807,808
Mutual funds	4,928,646	4,766,023
Common stock of Habersham Bancorp	1,162,622	1,091,189
Common stock - other	45,025	-
Participant loans	75,515	72,333
Total investments	6,965,121	6,737,353
Total assets	7,022,363	6,748,124
Liabilities - excess contributions due to participants	-	821
Net assets available for benefits	$7,022,363	6,747,303

See accompanying notes to financial statements.

HABERSHAM BANCORP 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2006

Additions to net assets attributed to:
Contributions:
Employer	$173,227
Employee	415,349
Rollover	35,754
Total contributions	624,330
Investment income:
Interest	35,659
Dividends	172,930
Net increase in fair value of investments	279,081
Total investment income	487,670
Total additions	1,112,000
Deductions from net assets attributed to:
Benefit distributions to participants	836,839
Administrative fees	101
Total deductions	836,940
Increase in net assets available for benefits	275,060
Net assets available for benefits:
Beginning of year	6,747,303
End of year	$7,022,363

See accompanying notes to financial statements.

HABERSHAM BANCORP 401(K) PLAN

Notes to Financial Statements

(1)	Description of the Plan
General
The following description of Habersham Bancorp 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan, which commenced on July 1, 1985, is a defined contribution plan covering all eligible employees of Habersham Bancorp and subsidiaries (the “Company”). Full-time employees become eligible to participate after the attainment of 21 years of age. Enrollment in the Plan is available twice annually on January 1 and July 1. Full-time employees are eligible for Company matching contributions immediately. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Participants may contribute from 1% to 50% of their pretax earnings up to a maximum of $15,000 in 2006 and $5,000 catch-up if age 50 by December 31, 2007. Rollover contributions from other qualified plans are permitted. At its discretion, the Company may make matching contributions in an amount not to exceed 100% of each participant’s first 3% of compensation contributed as elective deferrals.

Vesting
Participants are immediately vested in their voluntary contributions to the Plan. Participants vest in the Company’s contributions according to the following schedule:

Years of Service	Percentage
Less than 1	0%
1	0%
2	25%
3	50%
4	75%
More than 4	100%

Participants automatically become 100% vested upon death or disability while still an active employee of the Company. Upon termination of employment, amounts not vested will be forfeited with such forfeitures reducing the Company’s future matching contributions. No forfeitures were used to reduce the Company’s contributions during 2006. Forfeitures of $14,873 were available at December 31, 2006 to reduce the Company’s future contributions.

Payment of Benefits
Upon retirement, a participant is entitled to receive 100% of his vested account balance in a lump-sum distribution or periodic payments over a predetermined period. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s vested account balance in a lump-sum distribution or periodic payments over a predetermined period. In addition, disabled participants are entitled to 100% of their vested account balance. Plan participants who are terminated for reasons other than retirement, death or disability are entitled to receive only the vested portion of their account. The Plan also allows for certain hardship withdrawals prior to termination of employment.

HABERSHAM BANCORP 401(K) PLAN

Notes to Financial Statements, continued

(1)	Description of the Plan, continued
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5% to 8.25%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator.

Administrative Expenses
Significant costs of administering the Plan are paid by the Company. These costs include legal, administrative and accounting fees.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The participants affected by the termination or discontinuance of contributions will immediately become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those assets of the Plan. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation
The Plan’s investments are stated at fair value. The Company’s stock trades on the NASDAQ exchange, and the value of Habersham Bancorp stock is based on a quoted market price. Investments in mutual funds are valued at fair value based on quoted market prices of the underlying fund securities. Participant loans are stated at cost, which approximates fair value.

The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The net gain/(loss) from investment activity includes realized and unrealized gains and losses from investment activity as well as earnings on investments. Unrealized gains/(losses) are calculated as the difference between the current value of securities as of the end of the plan year and either the current value at the end of the preceding year or the actual cost if such investments were purchased during the current year. Realized gains or losses on sales of investments are calculated as the difference between sales proceeds and the current value of investments at the beginning of the year or the actual cost if such investments were purchased during the year. Earnings on investments include interest and dividends received on the Company’s common stock and mutual fund shares.

Securities transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

HABERSHAM BANCORP 401(K) PLAN

Notes to Financial Statements, continued

(2)	Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements
As of December 31, 2006, the Plan adopted the Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP). The FSP requires the statement of net assets available for benefits to present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. Implementation of this FSP had no impact on net assets of the Plan and will only affect the presentation of the investments within the Plan’s statement of net assets available for benefits and the presentation of net realized and unrealized appreciation in fair value of investments within the Plan’s statements of changes in net assets available for benefits. The implementation of the FSP did not have a material impact on the Plan’s financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurement” (FAS 157), which establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosure about fair value measurements. FAS 157 is effective for financial statements issued with fiscal years beginning after November 15, 2007. The Plan’s management does not believe that the adoption of FAS 157 will have a material impact on the Plan’s financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (FAS 159). The fair value option established by FAS 159 permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. FAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Plan’s management does not believe that the adoption of FAS 159 will have a material impact on the Plan’s financial statements.

(3)	Investments
The following table represents investments at December 31, 2006 and 2005:

	2006	2005
Money market accounts:
Money Market Fund	$753,313	807,808
Mutual funds:
AllianceBerstein Global	77,881	-
AMCAP Fund	3,899	-
Alliance Bernstein Technical Fund	-	97,036
American Balanced Fund	14,997	8,331
Blackrock Core Total Return	620,763	637,633
Bond Fund of America	1,467	-
Calamos Growth Fund	139,733	106,004
Capital World Growth & Income	26,301	-
Davis New York Venture Fund	129,134	137,649
Delaware International Value Equity Fund	34,542	23,947
Euro Pacific Growth Fund	1,182	-
Federated Government Income	303,143	294,374

HABERSHAM BANCORP 401(K) PLAN

 Notes to Financial Statements, continued

(3)	Investments, continued

	2006	2005
Federated Kaufman Small Cap	353	-
First Eagle Fund of America	2,193	-
Franklin Income Fund	6,536	-
Franklin Mutual Shares Fund	2,070	-
Goldman Sachs Growth	477,815	462,976
Growth Fund of America	4,951	-
Investment Company of America	1,182,348	1,117,344
Legg Mason Opportunity Trust	3,091	-
Legg Mason Partners Aggressive	19,141	-
Legg Mason Partners Short-Term	666,225	-
Legg Mason Partners S&P 500	20,987	-
Legg Mason Partners Large Cap	1,005,751	-
Legg Mason Partners Small Cap	81,858	-
Legg Mason Value Trust	2,967	-
Lord Abbett Affiliated Fund	1,999	-
Lord Abbett Bond Debenture Fund	110	-
Oppenheimer Small & Med Cap Value	1,105	-
Oppenheimer Global Opportunities	1,330	-
Pimco Total Return Fund	1,428	-
Salomon Brothers Small Cap	-	100,707
Smith Barney Large Cap Growth	-	977,360
Smith Barney S&P 500 Index	-	42,978
Smith Barney Short-Term	-	661,967
Templeton World	425	-
Van Kampen Equity and Income	109,969	97,717
Unsettled trades	(17,048)	-
Total mutual funds	4,928,646	4,766,023

Common Stock:
Habersham Bancorp common stock	1,162,622	1,091,189
Altria Group, Inc.	8,582	-
CSX Corp	3,443	-
GameStop	5,511	-
Halliburton Holdings Co.	3,105	-
Johnson & Johnson	6,602	-
Marriott International, Inc.	4,772	-
Metlife, Inc.	5,901	-
News Corp	2,226	-
Occidental Petroleum	4,883	-
Total common stock	1,207,647	1,091,189
Participant loans	75,515	72,333
Total investments	$6,965,121	6,737,353

HABERSHAM BANCORP 401(K) PLAN

Notes to Financial Statements, continued

(3)	Investments, continued

During 2006, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value by $279,081 as detailed below:

Net change in investments at fair value as determined by quoted market price:
Mutual Funds	$162,623
Common Stock	116,458
Net change in fair value	$279,081

Single investments representing more than 5% of the Plan’s net assets as of December 31, 2006 and/or 2005, are separately identified.

	2006	2005
Money Market Accounts:
Money Market Fund	$753,313	807,808
Mutual Funds:
Blackrock Core Total Return	620,763	637,633
Goldman Sachs Growth	477,815	462,976
Investment Company of America	1,182,348	1,117,344
Legg Mason Partners Short-Term	666,225	-
Legg Mason Partners Large Cap Growth	1,005,751	-
Smith Barney Short-Term	-	661,967
Smith Barney Large Cap Growth	-	977,360
Common Stock - Habersham Bancorp	1,162,622	1,091,189

(4)	Tax Status
The Plan received a determination letter for the prototype plan upon which it is modeled dated September 18, 2001, in which the Internal Revenue Service (IRS) stated that the Plan as then designed was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRS. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(5)	Party-In-Interest Transactions
The Plan received cash dividends of $17,394 on its investment in Habersham Bancorp common stock during 2006.

(6)	Reconciliation of Financial Statements to Form 5500
Differences exist between the financial statement amounts and the Form 5500. These differences are due to the excess contributions due to participants being recorded in 2005 for financial statement purposes and in 2006 for the Form 5500.

The following is a reconciliation of benefit distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2006:

Increase in net assets available for benefits per the financial statements	$836,839
Benefit distributions to participants	821
Increases in net assets available for benefits per Form 5500	$837,660

HABERSHAM BANCORP 401(K) PLAN

Notes to Financial Statements, continued

(6)	Reconciliation of Financial Statements to Form 5500, continued
The following is a reconciliation of net assets available for benefits at December 31, 2005, from the financial statements to Form 5500:

Net assets available for benefits per the financial statements	$6,747,303
Excess contributions due to participants	821
Net assets available for benefits per Form 5500	$6,748,124

(7)	Subsequent Event
On May 1, 2007, the Plan changed its primary trustee relationship to John Hancock Retirement Services from Smith Barney. All participant accounts, except for Company stock transferred to John Hancock Retirement Services. Company stock accounts remained with Smith Barney.

HABERSHAM BANCORP 401(K) PLAN

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes

DECEMBER 31, 2006
EIN: 58-1563165 PN 001

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Money Market Fund	Cash	N/A	$753,313

	Mutual funds:
	Alliance Bernstein Technical Fund	1,204 mutual fund shares	N/A	77,881
	AMCAP Fund	195 mutual fund shares	N/A	3,899
	American Balanced Fund	789 mutual fund shares	N/A	14,997
	Blackrock Core Total Return	65,344 mutual fund shares	N/A	620,763
	Bond Fund of America	110 mutual fund shares	N/A	1,467
	Calamos Growth Fund	2,584 mutual fund shares	N/A	139,733
	Capital World Growth & Income	627 mutual fund shares	N/A	26,301
	Davis New York Venture Fund	3,323 mutual fund shares	N/A	129,134
	Delaware International Value Equity Fund	2,219 mutual fund shares	N/A	34,542
	Euro Pacific Growth Fund	25 mutual fund shares	N/A	1,182
	Federated Government Income	34,566 mutual fund shares	N/A	303,143
	Federated Kaufman Small Cap	15 mutual fund shares	N/A	353
	First Eagle Fund of America	93 mutual fund shares	N/A	2,193
	Franklin Income Fund	2,439 mutual fund shares	N/A	6,536
	Franklin Mutual Shares Fund	81 mutual fund shares	N/A	2,070
	Goldman Sachs Growth	21,989 mutual fund shares	N/A	477,815
	Growth Fund of America	151 mutual fund shares	N/A	4,951
	Investment Company of America	35,283 mutual fund shares	N/A	1,182,348
	Legg Mason Opportunity Trust	163 mutual fund shares	N/A	3,091
	Legg Mason Partners Aggressive	165 mutual fund shares	N/A	19,141
	Legg Mason Partners Short-Term	161,314 mutual fund shares	N/A	666,225
	Legg Mason Partners S&P 500	1,462 mutual fund shares	N/A	20,987
	Legg Mason Partners Large Cap	41,958 mutual fund shares	N/A	1,005,751
	Legg Mason Partners Small Cap	5,081 mutual fund shares	N/A	81,858
	Legg Mason Value Trust	41 mutual fund shares	N/A	2,967
	Lord Abbett Affiliated Fund	131 mutual fund shares	N/A	1,999
	Lord Abbett Bond Debenture Fund	14 mutual fund shares	N/A	110
	Oppenheimer Small & Mid Cap Value	33 mutual fund shares	N/A	1,105
	Oppenheimer Global Opportunities	39 mutual fund shares	N/A	1,330
	Pimco Total Return Fund	138 mutual fund shares	N/A	1,428
	Templeton World	22 mutual fund shares	N/A	425
	Van Kampen Equity and Income	12,058 mutual fund shares	N/A	109,969
	Unsettled trades			(17,048)

	Common Stock:
*	Habersham Bancorp common stock	48,212 common stock shares	N/A	1,162,622
	Altria Group, Inc.	100 common stock shares	N/A	8,582
	CSX Corp	100 common stock shares	N/A	3,443
	GameStop	100 common stock shares	N/A	5,511
	Halliburton Holdings Co.	100 common stock shares	N/A	3,105
	Johnson & Johnson	100 common stock shares	N/A	6,602
	Marriott International Inc.	100 common stock shares	N/A	4,772
	Metlife, Inc.	100 common stock shares	N/A	5,901
	News Corp	100 common stock shares	N/A	2,226
	Occidental Petroleum	100 common stock shares	N/A	4,883

	Participant loans	Interest rates ranging from 5% to 8.25% with maturities through April 2018	-	75,515

* - Habersham Bancorp is a party-in-interest to the Plan.
N/A - Value is not applicable due to investment being participant xdirected